UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

MELI Kaszek Pioneer Corp
(Name of Issuer)
Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G5S74L106
(CUSIP Number)

Louise Pentland
Executive Vice President, Chief Business Affairs and Legal Officer
PayPal Holdings, Inc.
2211 North First Street
San Jose, California 95131
(408) 967-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person PayPal Holdings, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. # 47-2989869
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.73%
14.	Type of Reporting Person CO

CUSIP No. G5S74L106	Page 3 of 6 pages

EXPLANATORY NOTE

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of MELI Kaszek Pioneer Corp, a Cayman Islands exempted company (the “Issuer”), whose principal executive offices are located at 78 SW 7th Street, Individual Office No. 07-156, Miami, Florida 33130.
Item 2. Identity and Background

(a) – (c) This Schedule 13D is being filed by PayPal Holdings, Inc., a Delaware corporation (the “Reporting Person”). The address of the principal place of business and principal office of the Reporting Person is 2211 North First Street, San Jose, California 95131. The Reporting Person, together with its subsidiaries and affiliates, operates a proprietary global technology platform that links merchants and consumers around the globe to facilitate the processing of payment transactions, allowing the Reporting Person to connect millions of merchants and consumers worldwide. The Reporting Person’s Payments Platform facilitates an efficient and secure means for merchants to receive payments, and a convenient, secure way for consumers to make payments. The name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A to this Schedule 13D and incorporated herein by reference.

(d) During the last five years, neither the Reporting Person, nor to the Reporting Person’s knowledge, any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the directors and executive officers identified on Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) All of the directors and executive officers required to be listed in Schedule A are United States citizens.
Item 3. Source and Amount of Funds or Other Consideration

On October 1, 2021, the Reporting Person completed its purchase of an aggregate of 2,000,000 Class A Ordinary Shares in the initial public offering of the Issuer at an aggregate purchase price of $20.0 million.  The funds used to purchase the Class A Ordinary Shares were from the working capital of the Reporting Person.
Item 4. Purpose of Transaction

General
The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the board of directors of the Issuer, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the common stock of the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer. There can be no assurance, however, that the Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that any such transaction would be successfully implemented.

CUSIP No. G5S74L106	Page 4 of 6 pages

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.
Item 5. Interest in Securities of the Issuer
(a) – (b)
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Ordinary Shares and percentage of Class A Ordinary Shares beneficially owned by the Reporting Person, as well as the number of shares of Class A Ordinary Shares as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 29,725,000 Class A Ordinary Shares outstanding as of October 1, 2021:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
PayPal Holdings, Inc.	2,000,000	6.73%	2,000,000	0	2,000,000	0

To the Reporting Person’s knowledge, no Class A Ordinary Shares are beneficially owned by any of the persons listed on Schedule A.

(c)          Except as provided in Item 3 of this Schedule 13D, neither the Reporting Person, nor to the Reporting Person’s knowledge, any person named on Schedule A, has effected any transaction in the Class A Ordinary Shares during the past 60 days.

(d)          None.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

None.

CUSIP No. G5S74L106	Page 5 of 6 pages

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF PAYPAL HOLDINGS, INC.
The following table sets forth the name, business address, present principal occupation or employment and material occupations, positions, offices or employment of each of the directors and executive officers of PayPal Holdings, Inc. as of the date of this Schedule 13D. All directors and executive officers listed below are citizens of the United States unless otherwise noted herein. The business address for all of the directors and executive officers of PayPal Holdings, Inc. is c/o PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131.
Directors of PayPal Holdings, Inc.:

Name	Position	Present Principal Occupation or Employment and Business Address
Rodney C. Adkins	Director	President, 3RAM Group LLC
Jonathan Christodoro	Director	Partner, Patriot Global Management, L.P.
John J. Donahoe	Director	President and CEO, Nike, Inc.
David W. Dorman	Director	Non-Executive Board Chair of CVS Health Corporation
Belinda J. Johnson	Director	Former Chief Operating Officer, Airbnb, Inc.
Enrique Lores	Director	President and Chief Executive Officer of HP Inc.
Gail J. McGovern	Director	President and CEO, American Red Cross
Deborah M. Messemer	Director	Former Major Market Managing Partner, KPMG (retired)
David M. Moffett	Director	Former CEO, Federal Home Loan Mortgage Corp. (retired)
Ann M. Sarnoff	Director	Board Chair and CEO, WarnerMedia Studios & Networks Group
Daniel H. Schulman	Director	President and CEO, PayPal Holdings, Inc.
Frank D. Yeary	Director	Managing Member, Darwin Capital Advisors, LLC
Executive Officers of PayPal Holdings, Inc.:

Name	Present Principal Employment
Daniel H. Schulman	President and Chief Executive Officer
Peggy Alford	Executive Vice President, Global Sales
Jonathan Auerbach	Executive Vice President, Chief Strategy, Growth and Data Officer
Mark Britto	Executive Vice President, Chief Product Officer
Aaron Karczmer	Chief Risk Officer and Executive Vice President, Risk and Platforms
Louise Pentland	Executive Vice President, Chief Business Affairs and Legal Officer
John D. Rainey	Chief Financial Officer, Executive Vice President, Global Customer Operations
Sripada Shivananda	Executive Vice President, Chief Technology Officer

CUSIP No. G5S74L106	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2021	PayPal Holdings, Inc.

	By:	/s/ Brian Yamasaki
	Name:	Brian Yamasaki
	Title:	Vice President, Corporate Legal and Secretary